Via Facsimile and U.S. Mail
Mail Stop 6010

July 20, 2007

Mr. Thomas L. Wegman
(Principal Financial Officer)
Chief Financial Officer
Biospecifics Technologies Corp.
35 Wilbur Street
Lynbrook, NY 11563

Re: **Biospecifics Technologies Corp**
        Form 10-KSB for the Fiscal Year Ended December 31, 2005
        Form 10-QSB for the Period Ended September 30, 2006
        File No. 000-19879

Dear Mr. Wegman:

        We have reviewed your filings and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. Where indicated, we
think you should revise your documents in response to these comments. If you disagree,
we will consider your explanation as to why our comments are inapplicable or a revision
is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You are delinquent in filing your quarterly and annual reports. Please file a Form
   12b-25 and file your periodic reports promptly.

Item 6. Management's Discussion and Analysis of Plan of Operation, page 31

Selected Financial Data, page 32

2. Please revise your table here to clearly label the table as "restated". This comment also applies to various areas throughout the document where you are restating the 2003 audited period, including the financial statements.

Item 8A. Controls and Procedures, page 46

3. Please amend your filing to include the information required in Item 307 of Regulation S-B. This also applies to your Forms 10-QSB.

4. Please amend your filing to comply with Items 308T(a)(4) and 308T(b) of Regulation S-B. Clarify what specific changes were made in your internal controls.

Index to Consolidated Financial Statements for the Years Ended December 31, 2005, 2004, and 2003, F-1

Report of Independent Registered Public Accounting Firm, page F-2

5. As your auditor does not assume responsibility for the 2003 financial statements, please include the auditors' report of the predecessor auditor modified as appropriate. Refer to Question 9 of the PCAOB Staff Questions and Answers – Adjustments to prior-period financial statements audited by a predecessor auditor.

Form 10-Q for the Period Ended September 30, 2006

6. Please revise to include the information required by Item 308T(b) of Regulation S-B. Refer to Item 3 of the Form 10-QSB.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Mary Mast, Review Accountant, at (202) 551-3613, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant